Exhibit 99.1

May 5, 2021	News Release 21-11

Pretivm Provides the Annual General and Special Meeting Voting Results

Vancouver, British Columbia, May 5, 2021; Pretium Resources Inc. (TSX/NYSE:PVG) (“Pretivm” or the “Company”) announces the voting results from its Annual General and Special Meeting of shareholders held on May 4, 2021 (the “Meeting”).

Meeting Results

A total of 127,506,744 (67.88%) of Pretivm’s common shares were represented at the Meeting.

All matters brought forth at the Meeting were approved, including the election of the eight nominees listed in Pretivm’s management information circular for the Meeting as directors of the Company. Detailed results of the votes are set out below.

Number of Directors

Setting the number of Directors at eight:

Votes for	% For	Votes Against	% Against
111,761,225	97.80%	2,513,446	2.20%

Election of Directors

Nominee	Votes for	% For	Votes Withheld	% Withheld
Richard O’Brien	110,080,641	96.33%	4,194,030	3.67%
Jacques Perron	113,992,577	99.75%	282,094	0.25%
George Paspalas	111,579,537	97.64%	2,695,134	2.36%
David Smith	111,529,407	97.60%	2,745,264	2.40%
Faheem Tejani	109,670,257	95.97%	4,604,414	4.03%
Jeane Hull	112,031,434	98.04%	2,243,237	1.96%
Thomas Peregoodoff	113,342,606	99.18%	932,065	0.82%
Maryse Saint-Laurent	113,922,904	99.69%	351,767	0.31%

Peter Birkey, who did not stand for re-election as a director at the Meeting, completed his tenure on Pretivm’s Board of Directors (the “Board”) yesterday. Mr. Birkey joined the Company’s Board in 2014 and served as Chair of the Corporate Governance and Nominating Committee and was a key member of the Audit Committee.

“On behalf of Pretivm’s Board of Directors, I would like to thank Peter for his exemplary leadership over his considerable tenure as the Company evolved from exploration and development to a mid-tier gold producer,” stated Richard O’Brien, Chair of the Board. “I would also like to acknowledge his contributions to the Company’s other successes, including a steady record of strong cash flow generation since commencement of production, the implementation of ESG standards and reporting, and significant advances in corporate governance policies and practices. The Board wishes Mr. Birkey all the success in his future endeavours.”

Pretivm also announced that Maryse Saint-Laurent has been elected as a new independent director of the Company.

Continued Mr. O’Brien, “We look forward to having Maryse join our Board. We will benefit from her wealth of experience as a business-oriented corporate, transactional and securities lawyer and governance advisor in the natural resource sector. Her diverse background in corporate governance and human resources will compliment our Board’s capabilities.”

Ms. Saint-Laurent has over 25 years of experience as a legal executive, corporate director and senior advisor in the energy, electricity and mining sectors. She has led several M&A and financing transactions and has a strong governance background. She possesses several years of experience in human resources, compensation and benefits/pension management. Ms. Saint-Laurent also serves as a director of the Alberta Securities Commission, Turquoise Hill Resources Ltd. and North American Construction Group Ltd. She holds a LLM from York University, Osgoode Hall Law School, and an LLB, BA and Certification in Human Resources from the University of Alberta.

Appointment of Auditors

The appointment of PricewaterhouseCoopers LLP, Chartered Professional Accountants, as the Company’s auditors and authorizing the directors to fix their remuneration:

Votes for	% For	Votes Withheld	% Withheld
127,244,205	99.79%	262,539	0.21%

Amended Advance Notice Policy

To ratify, confirm and approve the amendments to the Company’s Advance Notice Policy, which sets out the advance notice requirements for director nominations:

Votes for	% For	Votes Against	% Against
69,221,309	60.57%	45,053,362	39.43%

Advisory Vote on Executive Compensation

To authorize and approve a non-binding resolution accepting the Company’s approach to executive compensation:

Votes for	% For	Votes Against	% Against
111,495,542	97.57%	2,779,129	2.43%

Committee Appointments

Following the Meeting, the Board reconstituted its committee memberships as follows:

Committee	Committee Membership
Audit	David Smith (Chair) Faheem Tejani Tom Peregoodoff
Compensation	Jeane Hull (Chair) David Smith Maryse Saint-Laurent
Corporate Governance and Nominating	Faheem Tejani (Chair) Maryse Saint-Laurent George Paspalas
Safety, Sustainability and Technical	George Paspalas (Chair) Jeane Hull Tom Peregoodoff

About Pretivm

Pretivm is an intermediate gold producer with the high-grade gold underground Brucejack Mine.

For further information contact:

Troy Shultz
Manager, Investor Relations &
Corporate Communications

Pretium Resources Inc.
Suite 2300, Four Bentall Centre, 1055 Dunsmuir Street
PO Box 49334 Vancouver, BC V7X 1L4
(604) 558-1784
invest@pretivm.com
(SEDAR filings: Pretium Resources Inc.)

3